UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 1, 2010
Commission file number 001-15254
ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐ No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐ No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

The following document is being submitted herewith:
•	Press Release dated March 4, 2010.

•	Press Release dated March 10, 2010.

•	Press Release dated March 22, 2010.

•	Press Release dated March 23, 2010.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 1, 2010	By:	/s/“Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge Announces Non-Binding Open Season for Gas Storage and Transportation Services
CALGARY, March 4, 2010 — Enbridge Inc. (TSX, NYSE: ENB) today announced that it is conducting a non-binding open season for gas storage and transportation services through its wholly owned subsidiaries Enbridge Gas Distribution Inc. and Niagara Gas Transmission Limited.
The non-binding open season will allow Enbridge to assess the feasibility of developing incremental gas storage capacity/services at Enbridge Gas Distribution’s Tecumseh storage facility located near the Dawn gas trading hub and developing incremental transportation capacity on the Corunna-Tecumseh-Dawn pathway.
Enbridge has a range of gas storage and transportation development options which can be put into place in a timely basis, to take advantage of market opportunities such as US shale gas and gas fired generation.
The open season closes on March 26, 2010. Information packages and bid forms are available online at: www.enbridge.com/gasexpansion
Alternatively, inquiries regarding this open season gas storage and transportation offering can be directed to:
Ron Brintnell
Enbridge/ Gas Open Season
Fax: (403) 231-5781
Phone: (403) 266-7932
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates through its wholly owned subsidiaries, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies, including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns Enbridge Gas Distribution Inc., Canada’s largest natural gas distribution company, which currently owns 100 Bcf of underground gas storage facilities, and Niagara Gas Transmission Limited, which owns gas transmission pipelines regulated by the National Energy Board, including the Corunna to Tecumseh Niagara Link Pipeline. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. Both companies are owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563 or Toll free: 1-888-992-0997
jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
vern.yu@enbridge.com
www.enbridge.com

NEWS RELEASE
Enbridge to present at the FirstEnergy/Société Générale Canadian Energy Conference
CALGARY, Alberta, March 10, 2010 — Vern Yu, Vice President, Investor Relations & Enterprise Risk, will be presenting at the FirstEnergy/Société Générale Canadian Energy Conference on Friday, March 12, 2010 at 8:00 am ET.
To listen to the audiocast and view the presentation, please visit the following link: http://remotecontrol.jetstreammedia.com/16973 on Friday, March 12, 2010.
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
FOR FURTHER INFORMATION PLEASE CONTACT:

Vern Yu	Jennifer Varey
Investment Community	Media
(403) 231-3946	(403) 508-6563 or Toll Free: (888) 992-0997
Email: vern.yu@enbridge.com	Email: jennifer.varey@enbridge.com

NEWS RELEASE
Enbridge Announces Plans to Hold Open Season for Proposed Natural Gas Liquids Pipeline from Marcellus Shale to Chicago
HOUSTON and CALGARY, Alberta (March 22, 2010) — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced it intends to develop a natural gas liquids (NGL) pipeline from the Marcellus Shale in Southern Pennsylvania and Northern West Virginia to markets in the Midwestern United States.
The proposed pipeline is currently targeted to deliver into existing NGL infrastructure in the Chicago area including the Aux Sable facility which processes gas from Alliance pipeline and fractionates NGLs from various supply sources. Additional NGL fractionation capacity is available at the plant.
“The Chicago area has substantial markets to accommodate the large volumes of NGLs that are expected to be associated with future Marcellus production. Other NGL markets, including Ontario, can also be accessed from Chicago utilizing existing infrastructure. This proposed pipeline will provide an excellent long term solution for development of this promising play, as it will enable NGL production to grow unconstrained for many years,” said Stephen J.J. Letwin, Executive Vice President, Gas Transportation & International, Enbridge Inc.
“Enbridge has extensive knowledge and expertise in the areas of NGL fractionation, transportation and marketing. With this proposed pipeline, we are uniquely positioned to help Marcellus producers obtain greater value for their future NGL production” Mr. Letwin said.
Enbridge will develop, construct, own and operate the planned NGL pipeline. The Company is currently evaluating various routing and market alternatives and anticipates moving forward with an open season in the second quarter 2010.
Potential shippers desiring further information should contact:
Troy Rilea
(403) 231-5988
troy.rilea@enbridge.com

About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com. Enbridge Energy Company, Inc. is an indirect wholly owned U.S. subsidiary of Enbridge Inc.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. — U.S.
Media
Terri Larson
(713) 353-6317 or Toll-Free: (877) 496-8142
Email: usmedia@enbridge.com
or
Enbridge Inc. — Canada
Media
Jennifer Varey
(403) 508-6563 or Toll Free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Investment Community
Vern Yu
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, March 23, 2010 — Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective April 1, 2010.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in an increase of approximately $37 annually. This is primarily due to increased commodity costs. These customers will also have a Gas Cost Adjustment Refund totalling about $1.40 during the next twelve months.
For typical residential customers who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, these changes will not result in a significant change to their total annual bills.
Effective April 1, 2010, Enbridge Gas Distribution’s Gas Supply Charge will change from 19.96 cents per cubic metre (¢/m 3) to 21.16 ¢/m 3. A Gas Cost Adjustment Refund of 0.04 ¢/m 3 will be in effect until March 31, 2011. Combined, these will result in an effective Gas Supply Charge of 21.12 ¢/m 3.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Gas Cost Adjustment.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 44 per cent less expensive than electricity and 43 per cent less expensive than oil.**
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information go to www.enbridgegas.com.

*    A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**    Based on a five-year rolling average from May 2005 to April 2010. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including April 2010 rates. Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in November 2009. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of January 2010. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Lisa McCarney-Warus
Tel: (416) 495-5662
lisa.mccarney@enbridge.com